Gary R. Henrie
Attorney at Law

8275 S. Eastern Ave., Suite 200	Telephone: 702-616-3093
Las Vegas, NV 89123	Facsimile: 435-753-1775
E-mail: grhlaw@comcast.net
September 14, 2005
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 0510
Washington, D.C. 20549-0404
Attn: Jennifer Hardy, Branch Chief

Re:	Stinger Systems, Inc.
Form S-1 filed February 8, 2005
File No. 333-122583
Dear Ms. Hardy:
This letter is in response to your comment letter dated August 19, 2005 regarding the above referenced filing and accompanies Amendment No. 4 to the filing. We have listed each comment and then have indicated how we have responded to the comment. Please reach me at 702-616-3093 if you have any questions.
General
1. In your next amendment please file on Edgar a properly redlined registration statement that clearly highlights all additions and deletions made to the prior version of the registration statement.
Response: We have taken steps to correctly file a redlined version of the amendment, by engaging Bowne & Co. We have also forwarded hardcopy of the filing with all changes marked.
2. We note that your cover page and registration fee table disclose that you are registering 9,763,500 shares of common stock but your legal opinion covers “the 16,153,500 shares of common stock to be sold by the selling shareholders.” Please clarify the discrepancy.
Response: The legal opinion has been revised to opine on the 7,768,499 shares being registered.

Cover Page
3. Because you are attempting to register shares that may be issued pursuant to an employee stock option and bonus plan, we reissue comment 2 of our June 23, 2005 letter. Please provide a supplemental legal analysis supporting your apparent belief that you may register the resales of these shares on this registration statement, or remove these shares from the registration statement. In addition, it appears that you are attempting to register common stock issuable upon the exercise of securities that you have not granted or issued under your plan. Please advise.
Response: The shares under the plan have been removed from the registration statement.
4. Tell us supplementally of the basis for the fixed price of $10.00 per share. We note that the last reported sale price of your common stock was $5.60. per share.
Response: Even though the last reported sale of our common stock was $5.65 on September 16, 2005, we do not believe this to be the fair value of our stock. We believe the trading price is down because production schedules have been delayed. We anticipate that more significant revenues will begin to be realized by the Company in the near future and that the stock price will respond to these revenues and be closer to $10.00 per share which we believe is closer to the value of our stock.
Risk Factors, page 7
5. We note from page 36 that selling stockholders may sell short. Please add risk factor disclosure regarding the downward pressure on the market price of your common stock that could result as selling security holders exercise warrants and sell material amounts of your common stock. In addition, please discuss the fact that this downward pressure could encourage short sales by selling security holders or others. Finally, please explain short selling and its likely impact on the market price of your common stock.
Response: We added a risk factor discussing the risks associated with short sales of our stock. We also added disclosure to section on Plan of Distribution describing short sales generally and the effect of short sales on stock price. We note that the registration statement already contains risk factors discussing the risks associated with the sale of large amounts of stock and the exercise of warrants.
We have received a “Wells Notice” from the SEC, page 9
6. Please clarify who allegedly made the representations about the company and disclose the nature of the representations. Please disclose what aspect of the private placements is subject to the investigation.
Response: We added the clarification requested to the “Wells Notice” risk factor and legal matters sections. The private placements were not subject to the investigation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13
Executive Summary, page 13
7. We note your supplemental response to comment 7 of our June 23, 2005 letter. However, the prospectus continues to refer to “EDT patents.” Please refer to the second sentence on page 14. Therefore, we reiterate that because EDT appears not to own any patents but rather has patent applications pending, please remove all implications of owning patents here and elsewhere as appropriate. We also note the reference to negotiating agreements to patents on page 15. Clarify whether you have purchased or leased the rights to each of your products’ patents and patent applications. Disclose in the chart on page 25 the cost of purchasing or licensing each right as well as the party from whom these rights were obtained and file any patent purchase or licensing agreements as exhibits.
Response: We provide the following clarification to the issue of patents, pending patents and licenses. Clarification by patent number has been added to Intangible Assets in the Executive Summary. EDT owned two patents and licenses which were acquired in the acquisition. In November 2004, Stinger Systems purchased two additional patents for the licensed product and canceled the licenses. In September and October, Stinger Systems filed two new pending patents related to the stun gun technology. The requested exhibits are being submitted separately with an application for confidentiality under guidelines of Staff Legal Bulletin No. 1 (February 28, 1997) relating to the procedures for requesting confidential treatment.
Our Business, page 22
8. Please disclose the material terms of your agreements with the distributors and manufacturers’ representative groups with whom you have contracts.
Response: The requested disclosure has been added to the documents.
9. We note your response to prior comment 22 of our June 23, 2005 letter. Please tell us supplementally the names of your third party manufacturers. Also tell us why based upon the small number of manufacturers, their identity which could give insight on any supply interruptions is not material to investors. Please disclose the number of third-party manufacturers that you currently utilize and whether any are single source suppliers for any key component parts of your products. We note that the information that you deleted from the third-party manufacturer risk factor on page 8 appears to be material to investors. Please revise to re-include this information or tell us why you deleted it.
Response: The Company currently uses three primary third party manufacturers. NDT/Quantech electronics, Flint, MI, produces the transformers for the Company’s products. K&F Electronics, Fraser, MI, produces the circuit boards for the Company, and TriTown Precision Plastics, Deep River, CT produce the plastic components and perform final assembly of the Companies products.

The Company owns all of the molds needed for developing the plastic components of its products. Injection molding is a common business throughout the world. If business terms or events beyond the Company’s control prohibited business with TriTown Precision plastics, the Company could readily establish new relationships with other injection molding companies in expedient fashion. The Company does not anticipate this could significantly interrupt production output.
The Company owns all of the rights, drawings, and intellectual property regarding schematics of the electronics of its products. Circuit board manufacturing and transformer winding companies are a common business throughout the world. The Company has already looked at alternative sourcing and intends to eventually have multiple suppliers providing transformers and circuit boards when economies of scale merit such sourcing. The Company does not anticipate any business interruption if any of its suppliers could no longer supply or work with the Company on the Company’s terms.
Injection molding, transformer winding, and circuit board manufacturing are commodity businesses. Literally, thousands of companies are available throughout the world for such sourcing. The challenge for the Company was to engineer the proper specifications for the electronics and plastic molds. That challenge has been accomplished.
Our Properties, page 29
10. We note that your plan to move your Ohio facility to a yet as to be determined location is Tampa, Florida. However, we partially reissue comment 30 of our June 23, 2005 letter. Please disclose whether you will be changing third-party manufacturers and/or have you own proprietary manufacturing facilities.
Response: Disclosure revised under Our Property section in response to the comment.
Legal Proceedings, page 29
11. Please update this section to the latest practicable date.
Response: There have been no material changes to the Taser lawsuit discussed. Therefore, this discussion is current. The “Wells Notice” has been updated with the clarifications covered in question 6.
Certain Relationships and Related Transactions, page 31
12. Please disclose the interest rate of the note payable issued in the EDT acquisition.
Response: The note payable sentence has been amended to include the 4% interest rate.

Selling Stockholders, page 35
13. We reissue comment 36 with respect to Pomona College, Christ Episcopal Church, and Castilleja School Foundation.
Response: The chart has been amended accordingly.
14. Please include a line that adds up the total aggregate number of shares selling stockholders may sell.
Response: The total line has been added to the table.
15. We note that the introduction states the table discloses the way in which the stock was acquired, however it appears that information is not included. Please revise to disclose.
Response: We are changing our submission to “html” format so that the data in the table including the “How Acquired” column will appear properly.
16. Please disclose any office, position or other material relationship each selling stockholder has had with you or your predecessors or affiliates within the past three years.
Response: This information has been added to the end of the selling stockholder section.
Where you can find more information, page 40
17. Please note that pursuant to Item 502(b) of Regulation S-K, the dealer prospectus delivery obligation disclosure must appear on the outside back cover gage of the prospectus. Please move the last paragraph on this page accordingly.
Response: The paragraph has been moved to the last page of the prospectus.
Updated financial statements
18. Please provide updated financial statements and disclosures as required by Rule 3-12 of Regulation S-X. Additionally, provide updated auditor’s consents with your amendment.
Response: Updated financial statements, disclosures and auditors’ consents are provided.
Intangible assets, page 18
19. We have reviewed your response to our prior comment 39. Based on the guidance provided in paragraph 8 of SAFS 144, it appears to us that you are required to perform an impairment test. Please provide us with the impairment analysis including the significant assumptions you used in performing the analysis.

Response: We have performed an impairment test in accordance with the guidance provided in SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and SFAS 142, “Goodwill and Other Intangible Assets”, and have determined that no impairment exists on any of the company’s assets based on the present value of future cash flows generated from company assets. The majority of the assets, other than cash, reported on the balance sheet at December 31, 2004 are related to intangible assets. We have performed an impairment analysis on the intangible assets in accordance with SFAS 142, in which we have projected future cash flows specifically related to these intangible assets. Management believes these projections are achievable and are based on conservative projections.
Management’s projections assume a conservative increase of stun gun sales during year 1, and attainable sales projections and costs in year 2 through year 7 of the projection model. The model assumes an average of 10 cartridges per year utilization rate by each outstanding stun gun, which is consistent with industry experience rates. The stun gun is anticipated to have a three to four year upgrade revenue cycle as the product is improved and new technologies are incorporated. The model assumes a 10 percent return rate on all products. Management assumed a tax rate of 30 percent and a discount factor of 10 percent for the net present value of cash flows. The projections and assumptions are consistent with competitor companies’ revenues and expenses during the earlier stages of growth, and therefore support our future cash flows generated from our working capital and intangible assets.
Consolidated Financial Statements — Stinger Systems
Report of Independent Registered Public Accounting Firm
20. We note your response to prior comment 40. in the event of noncompliance with North Carolina and/or Ohio state licensing requirements, you should consider the need for disclosure in the filing regarding the potential violation of state licensing laws and potential ramifications, if any. You may also want to consider obtaining services from a different practitioner.
Response: In response to the issue of state licensing requirements related to North Carolina and Ohio, the licensing requirements for a firm to practice in these states are discussed below.
The Accountancy Board of Ohio addresses the temporary and incidental practice of public accounting in Ohio by a CPA from another state. In Section 4701.15 of the Ohio Code stipulates “nothing...shall prohibit a certified public accountant or a registered public accountant of another state, or any accountant who holds a certificate, degree, or license in a foreign country, constituting a recognized qualification for the practice of public accounting in such country, from temporarily practicing in this state on professional business incident to his regular practice outside the state; provided, that such temporary practice is conducted in conformity with the regulations and rules of professional conduct promulgated by the accountancy board.” The firm engaged to perform audit services to the Company was incidental to the practitioner’s regular practice outside the state of Ohio and in conformity with the regulations and rules of professional conduct promulgated by the accountancy board.
The North Carolina State Board of Certified Public Accountant Examiners stipulates in Section 8K         .0104 “Registration and Renewal” that a CPA professional corporation should register with the North Carolina State Board of Certified Public Accountant Examiners when a CPA professional corporation performs professional services in the state. The firm engaged to perform audit services for the Company has applied for registration with the state of North Carolina and Florida.
Additionally, both accounting firms were duly registered and in good standing in the state of the accountants’ residences and principal offices. Any audit issues discovered or disclosed by the PCAOB would be reported to the State Board where the individual CPA or firm is registered. The Company has, by contract, agreed to settle any disputes with its primary accountants in the State of Texas, which is the state of residence of the individual accountants providing audit services and the location of the accounting firm’s principal office.
Subsequent to the filing of the Company’s Form S-1, the Company moved from its temporary address in Charlotte, North Carolina to its permanent location in Tampa, Florida. The inventory has been moved from Ohio to Connecticut. While the Company had temporary offices in North Carolina, all inventory and sales were derived in Ohio. Management does not consider it necessary to disclosure these circumstances as there are no ramifications to the Company related to registration or licensure by the audit firm.
Consolidated Statements of Stockholders’ Equity, page F-6
21. We note your response to our prior comment 44. Please tell us why Mr. McNulty originally provided the note payable and when it was cancelled. Additionally, please tell us when you began discussions with him regarding the acquisition of the patent.
Response: Mr. McNulty’s note payable was a liability acquired with the EDT acquisition and pertained to the product license agreement. It was canceled in November 2004 when we acquired the patents from Mr. McNulty. Discussions with Mr. McNulty began within a few weeks of the purchase.
Note 11 — Acquisitions, page F-21
22. We reviewed your response to our prior comment 46. You indicate that there were working prototypes; however, we note that you have experienced production problems with these prototypes. Please provide additional support regarding management’s opinion that there is no -in-process R&D.
Response: The Company has no in-process R&D reported on the balance sheet and has not capitalized/reported R&D costs associated with prototypes or other costs on the balance sheet. In accordance with accounting pronouncements SFAS 2, “Accounting for Research and Development Costs,” and FIN 4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,” research and development costs, as defined, are expensed as incurred and not capitalized. The Company has expensed costs associated with R&D in accordance with the accounting literature.
During the acquisition in September 2004, no research and development costs, prototype costs, or testing of such prototypes were capitalized on the balance sheet. Prior to the acquisition in September 2004, the predecessor company Electronic Defense Technologies, LLC (EDT), had produced and sold stun guns. Subsequent to the production of this stun gun, no new R&D was performed. Therefore, at the acquisition of EDT by Stinger Systems, Inc. in September 2004, there was no in-process R&D.
Report of Independent Registered Public Accounting Firm, page F-34
23. We note your response to our prior comment 50. If the inventory was written off because it had no value, the disclosure should indicate that fact rather than implying that it was written off because it was not observed. Please advise or revise.
Response: The disclosure has been revised to clarify this point.
Exhibits
24. With respect to the Killoy severance agreement, please refer to Staff Legal Bulletin No. 1 (February 28, 1997) relating to the procedures for requesting confidential treatment.
Response: The requested exhibit has been attached.
Very truly yours,
Gary R. Henrie